LINDQUIST & VENNUM PLLP
4200 IDS Center
80 South 8th Street
Minneapolis, MN 55402

(612) 371-3211

September 29, 2006

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Blackhawk Biofuels, LLC
Amendment No. 1 to Registration Statement on Form SB-2
File No. 333-136353

Ladies and Gentlemen:

On behalf of Blackhawk Biofuels, LLC, a Delaware limited liability company (the “Company”), we are transmitting herewith for filing under the Securities Act of 1933, as amended (the “Act”), Amendment No. 1 to Registration Statement on Form SB-2, File No 333-136353, relating to the offering and sale by the Company of up to 17,500,000 of its Class A Units. This is the initial public offering of the Company’s Units.

There have been no substantial changes in the offering since the Registration Statement was initially filed on August 7, 2006. Accordingly, the revisions reflected in this Amendment are predominantly in response to comments made by your staff and by the offices of state securities authorities. The most significant change is the updating of the financial statements to June 30, 2006. There are a few additional revisions to update disclosure generally and to reflect the current financial statements. To assist your review, we are providing to you four marked copies of the Amendment to indicate the changes made from the initial filing of the Registration Statement.

We would be pleased to provide additional typeset courtesy copies of the filing upon your request.

We have the following responses to the comments of the staff on the initial filing of the Registration Statement. The headings and numbers below correspond to the headings and numbers contained in the comment letter of the staff dated September 1, 2006.

General

Comment:

1.             The securities you are offering for sale include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering and requires the prompt refund of the consideration paid for securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer]

by a specified date.”  See Rule 10b-9(a)(2). Please provide us with an analysis under Rule 10b-9 and confirm that you will comply with Rule 10b-9.

Response:

1.             We believe that the offering, as structured, complies with the requirements of Rule 10b-9(a)(2) because the subscriptions by investors will be refunded in full unless subscriptions for the minimum offering amount (which is 10,000,000 Units or $20,000,000, at $2.00 per Unit) is received by the issuer on or prior to a specified date (which will be one year from the effective date of the registration statement). If the minimum is not satisfied by that date, the subscriptions will be refunded in full, promptly and with interest on the cash portion of the subscriptions. To clarify the issuer’s obligation to return subscriptions promptly, we have added the word “promptly” in appropriate locations in the text on the cover page and in the Prospectus Summary, Risk Factors and Plan of Distributions sections.

We do not believe that additional terms of the offering violate the rule. These terms provide for subscriptions to be returned to subscribers from escrow if the offering proceeds, together with debt financing proceeds, do not equal at least $55,000,000 and if the issuer has not received its air emission permit by a specified date (which will be one year and 90 days from the effective date of the registration statement). This mechanism is provided entirely for the protection of investors so the proceeds of their subscriptions are not put “at risk” until the issuer has received sufficient equity and debt capital and the air permit to construct its plant. If this condition is not satisfied by that date, the subscriptions will be refunded in full, promptly and with interest on the cash portion of the subscriptions. Again, to clarify the issuer’s obligation to return subscriptions promptly in this case, we have also added the word “promptly” in appropriate locations in the text.

We have been advised by the issuer that it will comply with Rule 10b-9 as described above and hereby confirm that response to you.

Comment:

2.             Please provide us with any artwork that you intend to use. The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover. Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Response:

2.             The issuer does not intend to use any artwork in the prospectus other than the Biodiesel Production Process diagram and graphs contained in the text of the prospectus.

Comment:

3.             We note throughout the registration statement, and particularly in MD&A and the Description of Business sections, you reference historical data, future projections or industry information that appears to come from other sources. For example, you make many references to information provided by the National Biodiesel Board. You also often reference legislative initiatives or agency reports. Tell us whether this information is available to the public without charge or at a nominal cost and provide appropriate details in that respect. If the sources are not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may be able to adopt some of these statements as your own.

Response:

3.             Most of the data and information included in the prospectus is from publicly available sources. We do not consider the sources of any of the information to be “experts” within the meaning of the term in Rule 436.

Specifically, the information from all of the government agencies, including the Department of Agriculture, Department of Energy, Department of Transportation and Environmental Protection Agency, is available on the websites of those departments and agencies.

Statutory material is available from governmental and other sites.

Material from the National Biodiesel Board is readily available at no charge on its website, www.biodiesel.org.

Information regarding the DQ-9000 accreditation service of the National Biodiesel Accreditation Program is freely available on its website, www.bq-9000.org.

Information regarding the American Society for Testing and Materials (ATSM International) is available on its website, www.astm.org, with the detailed information regarding its D6751 biodiesel standard available for a nominal charge.

The source material for the graph Chicago Wholesale Biodiesel and Diesel Prices is from the Energy Management Institute’s Alternative Fuels Index and is available to subscribers. A subscription to that service is less than $1,000. We chose to use the information from that service because it is more detailed and accurate than other publicly available information on the subject.

The graph entitled U.S. Refined Glycerin Price does not reference a source but it believed by the issuer to be accurate based on information from proprietary sources and general market information. If lack of a source that the issuer can cite for the purpose creates a problem in your view, we would remove the graph and rely on the text which already discloses the general decline in glycerin prices.

For purposes of this amendment, in some cases we have changed the sources cited in the prospectus specifically to reference a public source rather than a proprietary or less easily located source. If you have any question regarding any specific source not referenced above, we would be happy to respond and provide copies of the materials if necessary.

Cover

Comment:

4.             Please revise your cover page to briefly state that there are restrictions on the transfer of the units.

Response:

4.             The boldface text at the bottom of the cover page states that “These Units are speculative securities, involve a high degree of risk and are subject to substantial transfer restrictions. No public or other market for the Units exists or is expected in the future.”  The text goes on to reference the risk factors associated with the offering. We believe that this is the appropriate location and context for the reference to transfer restrictions. If you believe that reference to restrictions on transfer should be stated twice or in a different location, we will do so.

Comment:

5.             Please indicate on the cover page that the units will not be listed on any national exchange. Refer to Item 501 of Regulation SB.

Response:

5.             The boldface text at the bottom of the cover page states that “No public or other market for the Units exists or is expected in the future.”  We believe that this sentence provides the information required. The statement is intended to cover not only national exchanges but also any regional or local over-the-counter or bulletin board market as well. Although we could recite all of that, we are limited by the size of the cover page itself.

The Offering, page 4

Comment:

6.             Please briefly disclose why you structured your subscriptions to require a cash payment of at least 10% with the promissory note for the balance and what challenges this could pose should the subscribers not make payments under the notes.

Response:

6.             We have added a paragraph to explain the reason for the cash payment and promissory note and explained the risk to the issuer of failure of subscribers to pay on the promissory notes. The language relating to the question of subscribers not making payments on the notes is substantially identical to the language already appearing in the related risk factor entitled “We could encounter difficulties in collecting subscription proceeds represented by promissory notes.”

Comment:

7.             To the extent that you modify the offering, briefly state how you would modify the offering and how investors would be informed and what options, if any, would be available to investors upon such modification.

Response:

7.             At present, the issuer has no intention to modify the offering and the possibility of any modification is quite unlikely. In particular, the issuer does not foresee any possibility that the minimum or maximum amount of the offering would change, that the conditions of release of subscriptions from escrow would be modified, that an underwriter would be engaged, that an investor would seek to acquire a controlling interest in the issuer or that any other terms of the offering would change. Accordingly, we believe that it may mislead investors to speculate regarding unanticipated changes to the offering. However, for the information of the staff, we can advise you that if a modification of the offering would be considered, we would take appropriate action, in consultation with the staff, to inform investors of the modification, by means of a supplement to the prospectus or a post-effective amendment to the registration statement incorporating a modified prospectus, depending on the materiality of the modification and whether the modification would likely be deemed a positive development or adverse to investors. If the modification would be materially adverse to investors, the issuer understands that it may be necessary to allow investors the opportunity to withdraw their subscriptions or even to return subscriptions to investors and recommence the offering.

Our Biodiesel Project, page 5

Comment:

8.             Please revise to limit the marketing language in this section and throughout. For example, please avoid making claims such as that WCC and REG are among the most respected firms currently involved in the biodiesel industry. Also make revisions to the Development Services Provider section beginning on page 86, including references to WCC as a “pioneer” and Todd & Sargent, Inc. as a “leading” engineering firm. In addition, please avoid using marketing language to describe the industry overall, such as that biodiesel is the fastest growing industry or that it is still in its infancy, unless you provide support for the assertions or adopt them as your own belief.

Response:

8.             We have made the changes requested at several locations in the prospectus.

Comment:

9.             Please revise your disclosure in the 4th paragraph to either delete or to explain in greater detail your statement that “the site has sufficient room to expand your operations in future years.”

Response:

9.             We have modified the disclosure to provide greater detail regarding the potential of the site for future expansion.

Comment:

10.           Add a statement to indicate that the cost of plant construction could exceed the estimated amount reflected in REG’s preliminary budget.

Response:

10.           We have made the change requested and have also included language which addresses how the issuer would respond to an increase in the estimated construction cost. We have also strengthened the related risk factor which is titled “The cost of construction for our biodiesel plant could increase and, if an increase occurs, our reserves may be depleted and the additional debt or equity capital that may be required could delay and diminish our profitability and decrease the value of your Units.”

Comment:

11.           Please revise your disclosure to quantify the “minimal infrastructure capital expenses.”

Response:

11.           We have made the change requested.

Our Financial Plan, page 6

Comment:

12.           Please revise the third paragraph to explain why it is that you do not have a commitment with a bank subject to the condition of raising money in the offering.

Response:

12.           We have provided the explanation requested.

Terms of Membership, page 6

Comment:

13.           Revise the second paragraph to clarify the steps, if any, that an investor would need to take in addition to subscribing to purchase 12,500 Units, in order to “agree to become a party” to your Amended and Restated Limited Liability Company Agreement. Please refer to the related comment on page 101.

Response:

13.           We have revised the language in an attempt to be completely clear that the subscription process itself requires the execution of a signature page to the Amended and Restated Limited Liability Company Agreement. In short, all investors in the offering will become parties to the agreement as part of their purchase of Units.

Escrow of Subscriptions, page 9

Comment:

14.           Revise this section to discuss the fees payable to the escrow agent and from what source those fees will be paid.

Response:

14.           We have added the disclosure requested and have also corrected the disclosure regarding the fees of the escrow agent in the section of the prospectus entitled Plan of Distribution – Escrow of Subscriptions. Please note that the issuer will pay the fees of the escrow agent; the fees will not be paid out of the escrowed funds or earnings on the escrowed funds (which occasionally occurs in offerings subject to escrow). Accordingly, in the event subscriptions are returned to investors, the full amount of cash subscriptions, together with the full amount of any interest earned thereon while the funds are in escrow, will be returned to the subscribers.

Risk Factors to Consider, page 10

Comment:

15.           Please revise to correct the page number in your cross-reference to the Risk Factors section that follows the Prospectus Summary.

Response:

15.           We have made the correction requested wherever necessary in the EDGAR filing. Please note that page numbers in the hard copy final prospectus as distributed to potential investors may be different from page numbers in the EDGAR filing. Accordingly, cross references in the final prospectus may be different from cross references in the EDGAR version.

Risk Factors, page 13

Comment:

16.           Please revise to remove the last paragraph of the Risk Factors section, stating that you will assert that investors have been advised of and accepted the risk described in the prospectus if a claim is brought against you or your representatives.

Response:

16.           We have made the deletion requested.

We are selling the Units in this offering ourselves, page 14

Comment:

17.           Please revise this risk factor to quantify the “limited time” that each manager and officer will devote to this offering.

Response:

17.           We have attempted to respond to this comment, but it is impossible to quantify the amount of time that each manager and officer will devote to the offering. Although each manager and officer who will be involved in the offering will attempt devote whatever time is necessary to make the offering a success, the availability of each manager and officer will vary based, to a large extent, on time required for their farming and other responsibilities, such as harvesting crops. The issuer is confident that, in the aggregate, the managers and officers will have more than adequate time to market the offering in a period which they believe will be considerably shorter than the potential maximum period of the offering.

Even if we raise a substantial amount of equity, page 15

Comment:

18.           The discussion relating to the issuance of warrants and the dilution of equity interests should be discussed in a separate risk section. Please revise accordingly.

Response:

18.           Our principal risk factor relating to dilution, entitled “The Units sold in this offering will be diluted in value and will be subject to further dilution in value” is intended to cover the full range of potential dilution caused by existing outstanding Units and warrants and the possible future issuance of options and warrants. The discussion of dilution in the risk factor entitled “Even if we raise a substantial amount of equity . . .”, was intended only to make a brief reference to the possibility that warrants may be required in connection with debt financing. We believe that it is important to leave the incidental reference to warrants in connection with debt financing where it appears. And, we believe it would be confusing to create a separate risk factor relating solely to warrant dilution in connection with debt financing. In lieu of that approach, we have added language to the principal dilution risk factor which parallels the discussion in the debt financing risk factor.

Acquisition of a plant site may be delayed, page 20

Comment:

19.           Discuss in a separate risk factor the risk to investors resulting from the board of managers having the sole discretion to change the location of the site of the plant for any reason.

Response:

19.           We have provided the additional risk factor requested.

The biodiesel and biofuels industry is very competitive, page 22

Comment:

20.           Because this is the first time you use the abbreviation “mmgy,” consider showing what it signifies.

Response:

20.           We have added the definition requested on the cover page of the prospectus.

The unavailability or loss of state tax incentives in Illinois, page 26

Comment:

21.           Consider expanding upon your disclosure here and in the Business section to discuss if and how your business plan would change if the state tax incentives where no longer available. For example, would you try to secure comparable incentives from another state?  If no comparable incentives were available, would you proceed with constructing the plant or would you likely halt your efforts.

Response:

21.           We have expanded the discussion in this risk factor and in the sections of the prospectus entitled Management’s Discussion and Analysis and Plan of Operation – Plan of Operations Until Plant Start-Up – Site Acquisition and Development,  Description of Business –Biodiesel Market Overview – Government Incentives and Regulation – State Incentives and Description of Business – Description of our Biodiesel Plant – Plant Location to make it clear that state tax incentives are not essential to the issuer’s budget or plans and the availability or lack of tax incentives are not major considerations in selecting a site.

Compliance with new and existing environmental laws and regulations, page 26

Comment:

22.           Please revise the heading to more accurately reflect the textual discussion dealing permitting requirements and the corresponding risks of not obtaining permits.

Response:

22.           We have made the change requested.

We will be subject to Federal and State laws and regulations, page 27

Comment:

23.           Please expand upon your disclosure to discuss some of the most prominent occupational safety laws and regulations that are likely to impact your business. Please also spell out Occupational Safety and Health Administration prior to using its acronym OSHA.

Response:

23.           We have made the changes requested.

Expiration of the Commodity Credit Corporation Bioenergy Program, page 27

Comment:

24.           Please provide a brief background into what the Commodity Credit Corporation Bioenergy Program is and tell us whether you anticipated benefits under this program as part of your financing plan.

Response:

24.           We have modified the discussion of the Commodity Credit Corporation Bioenergy Program somewhat. However, because the program is scheduled to expire and the issuer is unlikely to take advantage of the benefits of the program unless it is extended by Congress, we prefer to limit the discussion to information necessary for potential investors to understand the program as it has impacted the industry and to make clear that the issuer cannot assume that it will enjoy any benefits from a program with which many potential investors are already familiar.

Our Units represent both financial and membership rights, page 28

Comment:

25.           Please expand your disclosure to discuss in detail the actions that could be deemed contrary to your interests, such that you would have the right to terminate a member and redeem their Units at 80% of the average price. Please also provide disclosure in the Prospectus Summary to highlight that redemption of units following member termination could occur at 80% of average sales of price of the Units.

Response:

25.           In the risk factor, we have provided some examples of actions that could be deemed contrary to the issuer’s interests. We have, however, also added language to make it clear that the Amended and Restated Limited Liability Company Agreement does not define the term and that the present board has no policy on the subject. We have also added a paragraph to the Prospectus Summary regarding termination of membership and the redemption terms.

Forward Looking Statements, page 33

Comment:

26.           Include a statement to indicate that the safe harbor for forward-looking statements is not applicable to you. Refer to Section 27A of the Securities Act of 1933.

Response:

26.           We have provided the statement requested.

Use of Proceeds, page 34

Comment:

27.           State how the net proceeds of the offering will be used, indicating the amount to be used for each purpose and the priority of each purpose, if all of the units are not sold. Please refer to Item 504 of Regulation S-B.

Response:

27.           There is one overall purpose for the use of proceeds of the offering, the construction of the issuer’s biodiesel plant, and there are no priorities that can be assigned within that general purpose. The purpose does not vary based on the maximum or minimum amount of Units sold and funds raised in the offering because the balance of the funds required for construction of the plant will be funded with debt. (If adequate debt financing is not available, the offering would fail and the subscriptions would be returned to subscribers from escrow.)

The detailed information regarding the use of the proceeds of the offering is provided in the section entitled Sources and Uses of Funds. We believe that it would be confusing to repeat this detail in the Use of Proceeds section, particularly since the use of proceeds of the offering cannot be separated from the debt financing necessary for the issuer’s project as described in the Sources and Uses of Funds section. We believe that the information provided in the Use of Proceeds section and the Sources and Uses of Funds section, taken together, greatly exceed the information normally expected in response to Item 504. To direct the reader’s attention to the Sources and Uses of Funds section, we have added a detailed cross-reference at the end of the second paragraph of the Use of Proceeds section.

Comment:

28.           Please expand your disclosure to discuss the planned acquisition of land at the Mill Race Industrial Park as the site location for the plant, and identify from whom you will purchase this land. Refer to Instruction 2 to Item 504 of Regulation S-B.

Response:

28.           We have expanded the discussion in Sources and Uses of Funds to name the Freeport Area Economic Development Foundation as the seller of the Mill Race Industrial Park site and have added similar references in other sections where the site acquisition is discussed. We are advised by the issuer that none of the issuer’s managers or their affiliates or associates have any affiliation or conflict of interest involving the Freeport Area Economic Development Foundation. Accordingly, we believe that the disclosure is responsive to Instruction 2 to Item 504.

Determination of Offering Price, page 34

Comment:

29.           Given your reference to the $1.00 per Unit purchase price paid by earlier investors, please also disclose here that the price for investors in this offering will be $2.00 per Unit.

Response:

29.           We have added the clarification requested.

Management’s Discussion & Analysis, page 31

Business Strategy, page 40

Comment:

30.           We note your belief that legislation providing for subsidies to the biodiesel industry will continue. Please expand your disclosure to discuss the risks associated with a discontinuation of such favorable legislation.

Response:

30.           We have expanded the discussion as requested in a manner similar to related risk factors on the subject of tax incentives and environmental regulations which stimulate the biodiesel industry

Comment:

31.           In addition to providing your rationale for not seeking to establish a captive relationship with feedstock providers, consider briefly discussing here the risks associated with a tightening of feedstock availability.

Response:

31.           We have expanded the discussion as requested. Please note that we have a risk factor on the subject as well.

Comment:

32.           We note that as part of your justification for the costs of the contract with WCC you reference the reputation for its production quality and brand. Please either provide support for the asserted reputation or revise to adopt these beliefs as your own. Please also provide support for your assertion that WCC has been a market leader in biodiesel pricing.

Response:

32.           We have modified the discussion to reference the issuer’s belief regarding WCC’s reputation and have deleted the reference to WCC as a biodiesel pricing leader.

Comment:

33.           Please explain what it means that the facilities WCC managers are BQ-9000 accredited. Please also expand upon your disclosure on page 87 to explain what is involved in obtaining BQ-9000 accreditation and who it is that grants this status. Also, reconcile your statement that the facilities WCC manages are BQ-9000 accredited with your disclosure on page 87 wherein you indicate that two of the facilities it manages are not accredited.

Response:

33.           We have provided additional disclosure regarding the BQ-9000 program and modified the disclosure to clarify the status of the WCC managed facilities which are not yet BQ-9000 accredited.

Comment:

34.           Please briefly explain what the blender’s credit is or provide a cross-reference to the discussion on page 66.

Response:

34.           We have provided a brief explanation of the blender’s credit.

Equity and Debt Capital, page 41

Comment:

35.           We note that you would likely find it necessary to supplement the senior debt financing with subordinated debt. Please discuss whether you have objective criteria to determine whether it is necessary.

Response:

35.           We have clarified the disclosure to indicate in what circumstances subordinated debt may be necessary. As this is a matter which will depend on the amount of proceeds available from the offering and the requirements and limits of senior debt lenders, there are no objective criteria to determine whether subordinated debt would be required.

Site Acquisition and Development, page 42

Comment:

36.           Quantify the infrastructure capital expenses to obtain access to utilities and rail service.

Response:

36.           We have stated the figure requested.

Comment:

37.           Discuss the impact of having a new site located outside of Stephenson County or outside the state of Illinois, including the possible loss of tax exemptions from the state of Illinois for the construction and operation of your plant.

Response:

37.           We have added a sentence regarding delays that could ensue if we are required to locate an alternate site. As stated in the response to comment 21 above, tax incentives are not a significant factor in site selection compared to other considerations and we have added a statement to that effect..

Construction Agreements and Permits, page 43

Comment:

38.           Please revise this section to discuss the material terms of your pre-construction services agreement with REG and the design-build agreement you expect to enter with REG, including the associated costs.

Response:

38.           We have expanded the discussion of the terms of the pre-construction services agreement with REG and have described the subject matter which the issuer expects would be covered by the design-build agreement.

Plant Construction and Start-up of Plant Operations, page 43

Comment:

39.           Revise this section to provide a detailed discussion of the material steps you will need to take to construct your plant. Disclose the estimated costs of and the approximate timetable for beginning and completing each step, including the testing of the plant through certification by the construction engineers.

Response:

39.           As requested, we have expanded the discussion to provide substantially more detail regarding the construction process and timing. Please note that the expenditure amounts, which are keyed to specific activities and timing, are not directly comparable to the categories of costs indicated in the Uses of Funds table. However, the amounts stated in this section are all components of the costs listed in the Uses of Funds table.

Supply and Marketing Agreements, page 44

Comment:

40.           Please revise your disclosure to explain in greater detail how you “intend to consider ways to assure the supply and price of feedstocks.”

Response:

40.           We have added additional disclosure regarding the ways in which the issuer may assure the supply and price of feedstocks.

Critical Accounting Estimates, page 49

Comment:

41.           Supplementally explain to us how you intend to recognize revenue once you commence operations. To the extent practicable, please also tell us how you intend to measure, record and classify the per gallon fee and the net income based bonus compensation to WCC.

Response:

41.           The issuer intends to recognize revenue from the sale of the issuer’s products at the time title to the goods and all risks of ownership have transferred to the issuer’s customers. This will generally occur upon shipment to the customer or when the customer picks up the goods. The issuer intends to accrue a liability, as biodiesel is produced, of $.0625 for each gallon of biodiesel produced. The liability will be classified as a current liability and will be paid monthly. The issuer also intends to classify the net income based bonus as a current liability and intends to accrue this bonus throughout the year based on 6% of net income as defined by the agreement with WCC. The issuer intends to classify expenses related to the per gallon fee and net income based bonus compensation as selling, general, and administrative expenses. To the extent, if any, that services are provided for specific plant management, these costs will be allocated to cost of sales accordingly.

Description of Business, page 53

Comment:

42.           Please add to your discussion costs and effects of compliance with environmental laws. Please refer to Item 101(b)(11) of Regulation SB.

Response:

42.           We have attempted to provide some quantitative information regarding the costs of compliance with environmental laws and regulations at the end of the Environmental and Other Regulatory Matters section. Although the issuer, working with its consultants, believes it has a detailed understanding of environmental costs in connection with the siting and construction of the plant, environmental costs which may be incurred after the commencement of operations are more difficult to predict. Although the issuer has anticipated and budgeted for such costs, changes in environmental laws and regulations and operating factors could significantly impact such costs. These issues are addressed in the risk factor entitled “Our business is subject to extensive and potentially costly environmental regulations that could change and significantly increase our operating costs.”

Biodiesel Production and Supplies, page 57

Comment:

43.           We note that you intend to be one of the few plants able to process all oils and fats into biodiesel. However, given that 60 new plants are under construction and 35 additional plants have been announced or proposed, please provide support for the inference that these new plants will not have the ability to process biodiesel from all oils and fats.

Response:

43.           We have substantially revised the sentence formerly stating the issuer’s intent to be one of the few plants able to process all oils and fats into biodiesel.

Plant Location, page 70

Comment:

44.           Please describe in greater detail the investigations relating to environmental and archeological conditions that are underway and the impact, if any, it could have on construction of the plant and/or the acquisition of the Mill Race Industrial Park site. Please refer to Item 102 of Regulation SB.

Response:

44.           We have added the discussion requested.under the subheading Plant Location in the section entitled Description of our Biodiesel Plant.

Transportation and Delivery, page 75

Comment:

45.           Please remove the asserted “verbal assurances” you received from the Canadian National Railroad, and either provide their consent for such assurances or consider adopting the 6-day per week service availability as your belief.

Response:

45.           We have modified the discussion to reference the issuer’s belief based on discussions with the Canadian National Railroad.

West Central Cooperative, page 86

Comment:

46.           We note that WCC owns one of the four biodiesel plants in the United States that has achieved the BQ-9000 accreditation. However, given that the other two facilities it manages has not received this accreditation, please either provide support for your assertion that it operates these two facilities under the same stringent quality requirements or revise to remove this assertion.

Response:

46.           We have modified the discussion to indicate that WCC’s application for accreditation one of the two facilities in question has been approved and the other is in the accreditation review process.

Comment:

47.           Please provide support for your claim that WCC will make available to you any changes or improvements in processing technology that it develops. Is this based on a contractual obligation?  If not, either remove this assertion or revise to state it as your belief.

Response:

47.           We have revised the disclosure to indicate the issuer’s belief that such improvements will be made available.

Construction and Timetable for Completion of the Plant, page 88

Comment:

48.           We note that your discussion of the timetable for the completion of the plant is “subject to permitting.”  We also note the discussion that follows regarding the various permits required. Briefly disclose in this section the expected timing or status of the required government approval. Please refer to Item 101(b)(8) of Regulation SB.

Response:

48.           We have expanded the discussion to indicate more clearly the issuer’s expectations regarding the timing and status of permits required.

Management, page 93

Comment:

49.           Please disclose the period during which each manager has served, or if all managers have been in their position since your April 28, 2005 formation, please expand to disclose this in the introduction for this section. Refer to Item 401(a)(3) of Regulation S-B.

Response:

49.           We have modified the disclosure as requested.

Comment:

50.           We note your disclosure on page 17 that your managers and officers have other business commitments that will continue to require most of their time and attention. Please revise this section to disclose the amount of time it is expected that the managers and officers will spend on this business.

Response:

50.           We have expanded the discussion to indicate the amount of time that the issuer expects will be required of its managers after the offering and construction of the plant.

Executive Compensation, page 98

Comment:

51.           We note that executive officers were granted warrants. Please revise to provide the disclosure required by Item 402(c) of Regulation S-B.

Response:

51.           Although the executive officers have received warrants, the warrants were not granted to them in their capacity as executive officers. The warrants were granted to the managers of the issuer in an equal amount for each manager, some of whom are not executive officers. Consequently, we have disclosed the issuance of warrants in the section entitled Management – Compensation of Managers. In that section we have expanded the disclosure to set forth the terms of the warrants in text. Because the information provided is identical for each manager, we believe that presenting the information in the tabular format set forth in Item 402(c) would not add to the clarity of the disclosure.

Certain Relationships and Related Transactions, page 100

Comment:

52.           Please expand your disclosure to describe any transactions to which you were a party in which any manager, executive officer, significant security holder, or family member, of any such person, had or is to have a direct or indirect material interest, or revise to disclose that no such transactions have occurred. Refer to Item 404 of Regulation S-B.

Response:

52.           We have expanded the disclosure as requested.

Comment:

53.           We note that Blackhawk Biofuels, LLC was organized within the past five years. Please include the information required by Item 404(d) of Regulation S-B, as necessary.

Response:

53.           We have added disclosure to the effect that the issuer’s managers may be considered promoters and indicated that the issuer does not consider its consultants or suppliers to be promoters.

Description of Units, page 101

Separability of Membership and Financial Interest, page 101

Comment:

54.           Please clarify how an investor could become a unit holder but fail to become a member or otherwise lose member status. We note in your disclosure in the risk factor on page 28 that a member may be terminated for taking actions contrary to your interest and “for other reasons.”  Please revise this section and the risk factor, accordingly.

Response:

54.           We have revised the heading of this section to indicate that it is a summary and have provided cross references to the more detailed discussions of the matters summarized in this section. Specifically, we have stated that any subscriber whose subscription is accepted by the issuer will become a member of the issuer. The question of loss of member status is discussed in full under the heading Description of Units – Termination of Membership. As indicated in our response to comment #25, we have attempted to clarify the “other reasons” for which membership could be terminated.

Comment:

55.           In that regard, please revise this section to clarify the requirements for membership and the criteria the Board applies to approve membership of a unit holder holding the minimum number of units required.

Response:

55.           We have made it clear that any subscriber whose subscription is accepted by the issuer will become a member of the issuer. The question of approving member status is then a matter which would arise upon transfer, which is discussed in detail in the section entitled Description of Units – Restrictions on Transfer of Units.

Federal Income Tax Consequences, page 114

Comment:

56.           We note this section describes “some of the more important” federal income tax risks and consequences. Please revise your disclosure, as necessary, to the “material” federal income tax consequences of investing in the units.

Response:

56.           We have made the clarification requested.

Comment:

57.           The material federal income tax consequences upon which counsel is opining is unclear. Please clarify whether counsel is only opining on your tax status as a partnership and if so, please revise the remaining discussion to indicate that it is an expression of tax counsel’s professional judgment.

Response:

57.           We have made the clarification requested.

Comment:

58.           Please provide us with Exhibit 8.1 as soon as practical so that we may have time to review it. We may have further comment on the exhibit and/or the disclosure in this section.

Response:

58.           The tax opinion is being filed as Exhibit 8.1 to this Amendment.

Plan of Distribution, page 129

Comment:

59.           It appears that you are relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 of the Securities Exchange Act of 1934. Please provide us with an analysis demonstrating that you satisfy the conditions of the exemption.

Response:

59.           All of the individuals who will be selling the Units in the offering are managers and executive officers of the issuer. Specifically, that includes 11 of the 13 managers of the issuer as disclosed under Management - Board of Managers. Two managers are not executive officers of the issuer and will not be involved in selling Units in the offering. Any inquiry is made to them regarding the offering will be referred to one of the managers and executive officers who is participating in selling the Units. Each of the managers and executive officers who will participate in the offering qualify as an “associated person of an issuer” within the meaning of that term as defined in Rule 3a4-1.

In order to qualify for the safe harbor provided by Rule 3a4-1, under paragraph (a)1 the associated person must not be subject to a statutory disqualification as defined in Section 3(a)(39) of the 1934 Act. On the basis of responses to questionnaires provided to all of the managers and officers, we understand that no such disability exists.

Under paragraph (a)2 of the Rule, the associated person must also not be compensated in connection with the participation in the offering. None of the managers or officers will be compensated based directly or indirectly on transactions in securities. The compensation of the managers and officers is disclosed under Management-Compensation of Managers and Management-Executive Compensation in the prospectus. Note that the compensation of managers and officers selling the Units does not differ from compensation provided to managers who will not be participating in selling the Units.

Paragraph (a)3 requires that the associated person is not an associated person of a broker or dealer. Based on responses to questionnaires, none of the issuer’s managers or officers is an associated person of a broker or dealer.

Associated persons are also required to meet the conditions of paragraph (a)4(i), (ii) or (iii) of the rule. We will restrict our analysis to subparagraph (ii).

Subparagraph (ii)A requires that the associated person “primarily performs … substantial duties for … the issuer otherwise than in connection with transactions in securities.”  With respect to the managers of the issuer who are also executive officers of the issuer, each of them have specific and substantial responsibilities for the development operations of the issuer as indicated by their titles as officers. None of them became involved with the Company for the purpose of selling securities and none of them had any previous experience in selling securities except as might be incidental to the operations of a small business.

Subparagraph (ii)B requires that the associated person “was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months. Based on responses to questionnaires, no manager and executive officer of the issuer fails to meet this test.

Subparagraph (ii)C requires that the associated person “does not participate in selling an offering of securities for any issuer more than once every 12 months” with certain specified exceptions. First, none of the officers of the issuer have been involved in selling securities for any other issuer for a period of well more than 12 months. Thus, for purposes of the technical analysis of this subparagraph, it is necessary only to consider issuances of securities of the issuer itself. The pervious issuances of securities by the issuer are detailed in the issuer’s response to Item 26 of Part II of the Registration Statement. Because the managers and officers participated in these offerings within the past 12 months, there may be a question whether the precisely stated condition of Subparagraph (ii)C is currently satisfied. In these cases, however, their involvement in sales of the Company’s securities was completely incidental to their principal roles with the issuer. It is also worth noting that some of these securities sales may satisfy the conditions of Paragraph (a)4(i) of the Rule, in which case they would be ignored for purposes of Subparagraph (ii)C.

Please note that for purposes of this analysis we do not consider relevant the fact that the Company may fall within the definition of a broker or dealer under certain state securities laws and regulations simply by virtue of the offering of its own securities or the fact that certain of the managers and officers of the issuer may be required to register or qualify as brokers or agents of the issuer under state laws or regulations in connection with the present offering.

Accordingly, except with respect to the possibility that the managers and executive officers of the Company may not satisfy the precisely worded condition of Subparagraph (ii)C, we believe that they would satisfy the conditions of Rule 3a4-1. We note that, in accordance with paragraph (b) of the rule, the rule is a safe harbor and that no presumption is made, in effect, that an associated person will be considered to be acting as a broker or dealer if the conditions of the rule are not met. On the basis of the foregoing facts and analysis, we believe that the managers and officers of the issuer should not be considered to be brokers in connection with the present offering.

Advertising, Sales and other Promotional Materials, page 133

Comment:

60.           Please provide us with copies of the advertising, sales and other promotional materials you intend to use in connection with this offering.

Response:

60.           Advertising, sales and other promotional material that the issuer expects to use in connection with the offering is being submitted to you supplementally.

Grants, page F-7

Comment:

61.           Supplementally, please tell us, and if necessary expand your disclosure to include, whether the grants that you have received, or anticipate receiving, contain any clauses or conditions under which you would be required to repay the grant funds received. If such conditions exist, please tell us how you have considered this in your accounting policies for the grants.

Response:

61.           The issuer is not aware of any clauses or conditions under which the issuer would be required to repay grant funds received. Each grant has requirements that must be complied with, but the issuer is complying with these requirements prior to receiving the grant funds. Grant income is recognized only after the issuer is eligible to receive the funds and has complied with all conditions of the grant.

Financial Statements for the quarter ended March 31, 2006 Note 6. Subsequent Events, page F-18

Comment:

62.           Please tell us supplementally how you will be accounting for the monthly payment for the option to purchase land.

Response:

62.           Because the payments made on the land option cannot be applied to the purchase price of the land, the issuer intends to expense the monthly land option payments.

General

Comment:

63.           Please update your financial statements and the other relevant sections of your filing to comply with the requirements of Item 310 (g) of Regulation S-B.

Response:

63.           The financial statements contained in the prospectus have been updated through June 30, 2006.

Comment:

64.           An updated accountant’s consent should be included in the next amendment to your filing.

Response:

64.           An updated accountant’s consent is included as Exhibit 23.1 to this Amendment.

Comment:

65.           Please file the agreement you entered into with Ascendant Partners, Inc. with your next amendment or tell us why you believe it is not material for purposes of Item 601(b)(10) of Regulation S-B. We also recommend that you file the feasibility study that was delivered to the board of managers pursuant to your disclosure on page 39.

Response:

65.           We believe that it should not be necessary to file the agreement between the issuer and Ascendant Partners as an exhibit to the registration statement. The agreement is not material in amount and the services required to be provided have been completed. The feasibility study was provided to the issuer on a confidential basis, contains some information which has been superseded by more current market and industry data and contains statements which the issuer is not in a position to support in the manner suggested by comment 3 above. Accordingly, we do not believe that it is necessary or appropriate to file the document as an exhibit to the registration statement.

Please be advised that a request for acceleration of the effective date of the Registration Statement may be made orally by the issuer under Rule 461 under the Act. The issuer is aware of its obligations under the Securities Act.

If you should have any questions regarding the foregoing responses to comments of the staff or the revisions to the registration statement made in response to the comments, or require any additional information, please contact either me at (612) 371-3955 or Joe Thompson at (612) 371-2409.

Sincerely,

/s/ Dean R. Edstrom

Dean R. Edstrom